Re: Sunergy, Inc.

Symbol: SNEY

Comment Letter Response

For 10-K for Fiscal Year Ended December 31, 2013, Filed April 15, 2014 and

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013, Filed April 22, 2014

File No. 00052767

April 14, 2015

Attention: John Reynolds, Assistant Director

Dear Sir,

This is our response to your latest request for information regarding our disclosure. This is the disclosure that will be filed in our December 31, 2014 10K to be filed on April 15, 2015.

General Overview

We were incorporated in the State of Nevada, USA, on January 28, 2003. We are an exploration stage company engaged in the acquisition and exploration of mineral properties with a view to exploiting any mineral deposits we discover that demonstrate economic feasibility.

Our Current Business

We are an exploration stage mining company engaged in the exploration of minerals on properties located in, Sierra Leone, Liberia and Ghana, West Africa. Our 150 sq.km. Nyinahin mining concession in Ghana and the 140.1 sq. km. Pampana River mining concession in Sierra Leone have been the focus of our immediate exploration and development activities since 2008 and 2010 respectively. In 2013, we opened operations in Liberia, focusing on Gold and Diamond recovery in sponsorship arrangements with local artisanal miners. These arrangements are negotiated on a confidential basis and no two agreements are exactly the same. Often, participation is measured by who brings what to the table and how advanced the given license is as far as known content of gold or diamonds. In general, these agreements range from 75% our company 25% license holder or lower for license holder depending on productivity of particular area. These agreements typically contain options for us to buy the % of gold and diamonds earned from the artisanal license holder at local prices. To disclose exact terms would severely hamper our ability to negotiate going forward. We currently have four such agreements, two in Sierras Leone and two in Liberia and operate 4 dredges.

EBOLA VIRUS EPIDEMIC

During 2014, West Africa was nearly devastated by the Ebola Virus. During this period, Management made the decision to re-focus its efforts on cash producing mining activities. Exploration licenses themselves do not allow for sales of the materials recovered as samples or from operations. The three above projects are discussed in detail below.

14362 N Frank Lloyd Wright Blvd. Scottsdale, AZ US 85260 Tel: 480.477.5810 info@sunergygold.com

Ghana Subsidiary Address: Mikite Gold Resources Ltd. Post Office Box 11344, Accra-North, Accra, Ghana

Sierra Leone Subsidiary Address: Allied Mining and Supply Sierra Leone, Ltd 2 Leigh Street, Murray Town, Freetown, Sierra Leone

Pampana River Concession, Sierra Leone

We completed the advanced mineralogical work on our Pampana River Project to determine the economics of mineral separation which will allow for marketability of the various rare earth’s and precious metals already discovered This was evidenced by the Hazen report and they supported the development of our recoverable gold mineralization and suggested gravity separation of the rare earth concentrates. Preliminary separations with an Australian equipment company selected to build our proposed pilot plant showed us that rare earth separation would be very expensive in the field. We deferred decisions on deploying the proposed Pilot Plant until we investigated the gold recovery aspect on our Pampana River Concession. Because we wished to be able to sell the recovered gold, we elected to enter into sponsorship agreements with local Artisinal miners. Under these agreements we are allowed to sell the recovered minerals. We subsequently sold 27.5 tons of concentrated Black sands containing the Rare Earth Elements and some gold for a base price of $1,200/ ton with a 50/50 participation in the profit in excess of the base price, less costs associated with final recovery. After many months, we have never received any further payments on those sands. The sands were determined to also contain small amounts of Uranium and Thoreum, both radioactive elements. This added significant cost to both transportation and handling and this is what caused lack of any additional payments. From May 2014 we have operated dredges on the Pampana concession for gold recovery in sponsorship relationships with local Artisinal miners. The gold recovered has been sold locally to pay for operations and has been treated as an offset to operating expenses rather than being reported as revenue. Management has determined during the first quarter of 2015 its focus in the future will be on diamond production and sales and the Pampana is not a diamond producing river in economic quantities. We are considering making an exchange for a diamond bearing concession before end of Q2 2015.

In December 2014 we shipped our first diamond parcel to our foreign buyers and in 2015we have shipped 1 additional parcel and will show income from the diamond sale in Q2, 2015, when revenue is received after assessment

Liberia Mining Operations 2014

Our operations in Liberia started in late 2013 and continues. We have acquired 3 prospecting licenses and are in sponsorship agreements operating our 2, 6” Keene dredges in the Lofa river. During 2014, the Ebola Virus devastated Liberia. Our people continue to stay in country and help the local communities. In 2014 we purchased 2 dredges and a large wash plant and loader. The wash plant and loader was always scheduled to be moved to Sierra Leone, but early rains and bad roads did not allow that to happen. We are now making arrangements to move that equipment to Sierra Leone in May 2015. This equipment will be deployed immediately in support of our mining and sponsorship operations in Sierra Leone.

Future Mining Operations Plans

Management is considering the consolidation of all mining operations activities to be headquartered in Sierra Leone and to focus on larger scale diamond and gold operations both alluvial and kimberlite development where available. This decision shall be finalized during Q’2 2015.

Nyinahin Mining Concession - Ghana, West Africa

Sunergy’s Nyinahin concession is located in Ghana’s Ashanti Region, ca. 50 km southwest of Kumasi. The Kumasi-Bibiani road cuts NE-SW across the northwest part of the concession. The concession is irregularly shaped and is approximately bounded by 6o29’ and 6o37’ North Latitude and 2o01’and 2o12’ West Longitude. The concession consists of 150 km2 of gently rolling secondary forest and slash-and-burn farming areas containing some cocoa farms and oil-palm plantations. The Offin River valley follows a roughly 10 km meandering NE-SW course through the southeastern part of the concession approximately 60 km upstream from the Central Region town of Dunkwa-on-Offin (also known as Dunkwa).Regional Geology

2014 EXPLORATION ACTIVITIES AND FUTURE ACTIVITIES & PLANS

During 2014, while Ebola did not affect Ghana as severely as Liberia and Sierra Leone. The Ghana economy suffered severely and several large international mining companies ceased exploration activities and also ceased all purchase of exploration company properties as well as closed marginal mining production operations. Our efforts to find a suitable Joint Venture partner have not come to fruition and we have not engaged in any substantial further exploration activities during 2014. In 2015, management is considering closing its Ghana Exploration activities.

We trust this information answers your comment in its entirety.

Sincerely,

/s/ Garrett Hale

Garrett Hale, CEO, President

Sunergy, Inc.